DUNN RUSH & CO. LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2025

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SEC FILE NUMBER
8-68293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunn Rush & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Federal Street, 21st Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Rush	617-451-0001	grush@dunnrush.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stowe & Degon LLC
(Name – if individual, state last, first, and middle name)

95A Turnpike Road	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

11/25/2003	577
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory R. Rush _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dunn Rush & Co. LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Member _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



STOWE & DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Dunn Rush & Co. LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dunn Rush & Co. LLC ("the Company"), as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunn Rush & Co. LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Dunn Rush & Co. LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stowe + Degon LLC

Westborough, Massachusetts
March 25, 2026
We have served as the Company's auditor since 2025.

DUNN RUSH & CO. LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	211,980
Prepaid expenses		45,883
Deposits		42,240
Property and equipment, net of accumulated depreciation of $63,295		45,275
Operating lease right-of-use asset		434,793
	$	780,171

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	25,538
Deferred revenue		16,667
Operating lease liability		486,064
		528,269
Members' equity		251,902
	$	780,171

DUNN RUSH & CO. LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2025

Revenues:		
Success fees	$	3,937,500
Advisory fees earned		333,333
Expense reimbursement		14,166
Interest		37
		4,285,036
Operating expenses:		
Employee compensation and benefits		4,044,858
Rent		126,308
Communications		125,972
Professional fees		60,681
Travel and entertainment		30,939
Dues and subscriptions		23,236
Depreciation		20,371
Consulting		18,030
Meetings		17,975
Parking		14,605
Regulatory fees		14,130
Advertising and promotion		10,925
Other		10,650
Office		8,056
		4,526,736
Net loss	$	(241,700)

See report of independent registered public accounting firm and notes to financial statements.

DUNN RUSH & CO. LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2025

Balance, January 1, 2025	$	352,602
Net loss		(241,700)
Contributions from members		141,000
Balance, December 31, 2025	$	251,902

See report of independent registered public accounting firm and notes to financial statements.

DUNN RUSH & CO. LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(241,700)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		20,371
Amortization of right-of-use asset		91,987
Change in:		
Prepaid expenses		(2,177)
Accounts payable and accrued expenses		(12,183)
Deferred revenue		16,667
Operating lease liability		(98,145)
Net cash used in operating activities		(225,180)
Cash flows from investing activities:		
Purchase of property and equipment		(2,548)
Net used in investing activities		(2,548)
Cash flows from financing activities:		
Contributions from members		141,000
Net cash provided by financing activities		141,000
Net decrease in cash		(86,728)
Cash, beginning of year		298,708
Cash, end of year	$	211,980

See report of independent registered public accounting firm and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

Dunn Rush & Co. LLC (the "Company") was formed in 2009 and is a Massachusetts limited liability company. The Company offers merger and acquisition, financial advisory, and private placement services in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

All member units are restricted from transfer, unless transferred to permitted transferee's as defined in the agreement, without the Company and members being offered the first right to repurchase the units. If the Company and the other members do not exercise their right, the units may be sold to a bona fide third party.

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity
The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Managing Member that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Allowance for credit losses
The Company adheres to the guidance under FASB Accounting Standards Codification ("ASC") 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2025.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Segment Reporting
The Accounting Standards Update ASU 2023-07 issued by the FASB introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions and advisory work. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Revenue recognition
The Company adheres to the guidance under ASC Topic 606, *Revenue from Contracts with Customers*. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Revenue from financial advisory valuation fees are generally recognized at the point in time that performance under the arrangement is completed. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue. At December 31, 2025, deferred revenue was $16,667. Disaggregation can be found on statement of operations for the year ended December 31, 2025. For the year ended December 31, 2025, $33,333 of deferred revenue was recognized as revenue.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

The FASB has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Income tax positions

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Property and equipment

Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	5-7 years

Depreciation expense was $20,371 for the year ended December 31, 2025.

Accounts receivable

The Company records accounts receivable at cost.

Advertising

The Company expenses the cost of advertising as it is incurred. Advertising expense amounted to $10,925 for the year ended December 31, 2025.

Leases

The Company accounts for its leases in accordance with the provisions of ASC 842, Leases, which requires, for operating leases with terms in excess of twelve months the right of use asset be amortized on the straight-line basis over the term of the lease, and the liability for the operating lease is amortized using incremental borrowing rate.

Subsequent events

The Company has evaluated subsequent events through March 25, 2026, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025 the Company's net capital was $118,504 which was $112,272 in excess of its required net capital of $6,232. The Company's aggregate indebtedness to net capital was 0.79 to 1.

Note 4   **Concentrations**

Customers

For the year ended December 31, 2025, one customer represented 92% of the Company's revenues.

Cash

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash. Bank balances in excess of FDIC limits is $0.

Note 5   **Leases Commitments**

The Company accounts for the lease commitments under the provisions of ASC 842, *Leases*. The Company has recorded a lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms, at lease commencement. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. Cash paid for amounts included in the measurement of operating leases was $132,706.

Weighted average remaining lease term	4.0 years
Weighted average discount rate	6.0%

Future lease payments under a non-cancellable operating leases with initial terms in excess of one year are as follows:

2026	$ 133,158
2027	135,821
2028	138,537
2029	141,308
Total future lease payments	548,824
Less imputed interest	(62,760)
Present value of lease liability	$ 486,064

Lease expense was $126,308 for the year ended December 31, 2025.

Note 6   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 7 **Exemption from Rule 15c3-3**

The Company amended its membership agreement with FINRA on October 6, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 8 **Defined Contribution Retirement Plan**

In 2016 the Company adopted a defined contribution plan. The plan is a 401K/profit sharing plan and is eligible to all employees and members of the Company meeting certain eligibility. Eligible employees can elect to defer a portion of their salary or guaranteed payment to the 401k plan, while the Company can contribute a discretionary amount for profit sharing. For the year ended December 31, 2025, the Company contributed $0 to the plan.

Note 9 **Defined Benefit Pension Plan**

On December 29, 2016 the Company adopted a defined benefit pension plan (the Plan) with an effective date of January 1, 2016. The Plan covers all employees and members of the Company meeting certain eligibility requirements. As of December 31, 2025 one employee and the two members of the Company met the criteria for eligibility. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as determined under actuarial assumptions based upon percentage of payroll or self-employment income costs. The contributed amounts will not exceed the maximum tax deductible limit. The Plan will invest primarily in publicly traded securities including equities and fixed income instruments. Total plan assets at December 31, 2025 was $2,791,042. All plan assets are invested in level 1 securities. These securities use a valuation methodology that provides for adjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. The amount funded for the year ended December 31, 2025 is $0. The Company paused the funding of the plan for the year ended December 31, 2025. The Company's share of the actuarially determined projected benefit obligation at December 31, 2025 is $2,296,266 and the accumulated benefit obligation is $2,296,266. This is based upon end of year valuations.

These amounts were calculated using the following assumptions:

Pre-retirement interest rate	5%
Post retirement interest rate	5%

The total benefits payable as monthly annuities are expected to be as follows:

From 2026 through 2030	$510,140
From 2031 through 2035	$659,322
Lump sum payments at 2026	$1,262,881

DUNN RUSH & CO. LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
Year Ended December 31, 2025

Capital
   Members' equity $ 251,902

   Deductions and charges:
     Nonallowable assets:
       Prepaid expenses $ (45,883)
       Deposits   (42,240)
       Property and equipment, net   (45,275)
                                   (133,398)

     Net capital $ 118,504

Aggregate indebtedness
   Accounts payable and accrued expenses $ 25,538
   Deferred revenue   16,667
   Operating lease liability over operating lease right-of-use asset   51,271
   Total aggregate indebtedness $ 93,476

Computation of basic net capital requirement

   Minimum net capital required $ 6,232
   Minimum dollar net capital required   5,000
   Net capital requirement   6,232

Excess net capital $ 112,272

Net capital less 120% of minimum
   dollar net capital required $ 109,156

Percentage of aggregate indebtedness to net capital   79%

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2019)

   There are no material differences between the computations above
   and the computations included in the Company's amended corresponding
   unaudited Form X-17A-5 Part IIA filing as of December 31, 2025.

See report of independent registered public accounting firm.


Dunn Rush & Co. LLC
Exemption Report
December 31, 2025


Dunn Rush & Co. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to merger and acquisitions.

Dunn Rush & Co. LLC

I, Gregory R. Rush, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Member



STOWE & DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Dunn Rush & Co. LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Dunn Rush & Co. LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition and private placement opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Dunn Rush & Co. LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunn Rush & Co. LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Stowe + Degon LLC

Westborough, Massachusetts

March 25, 2026